DIRECT DIAL: 212.451.2230
EMAIL: MNEIDELL@OLSHANLAW.COM
October 27, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Mellissa Campbell Duru, Esq.

Re:	Cracker Barrel Old Country Store, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed on October 17, 2011 by Biglari Holdings Inc., Biglari Capital Corp., The Lion Fund, L.P., Sardar Biglari (“Biglari”)
File No. 1-25225

Schedule 13D/A filed by Biglari Holdings Inc., Biglari Capital Corp., The Lion Fund, L.P., Sardar Biglari
Filed August 23, 2011
File No. 5-60679

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated October 25, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

October 27, 2011

General

Cover Letter

1.	Succinctly clarify how the nominee, if elected, would “stand up for all shareholders” and acknowledge the limitations a single nominee would face if elected to an eleven-member board.

Biglari has revised the Proxy Statement in response to this comment.  See pages 1-2 of the cover letter.

2.
The basis for the assertion that the participants are the largest shareholders of the company based on the amount beneficially owned (as defined in Rule 13d-3) is not apparent. Refer to the 13G/A filed by BlackRock, Inc on April 8, 2011 in which it reports beneficial ownership of 10.02%. Please revise your materials and all future soliciting materials to correct statements that Biglari Holdings is the largest shareholder of the company. In this regard, please note our subsequent comment on the reporting of beneficial ownership in Schedule III of your proxy statement.

Based on the most recent public filings (Schedules 13F filed with the SEC on July 27, 2011), BlackRock, Inc. and its affiliated entities disclose aggregate ownership of 2,255,608 shares of Cracker Barrel common stock.  Biglari collectively owns 2,287,987 shares.  Therefore, Biglari is the largest shareholder of the Company, as disclosed in the Proxy Statement.  Biglari believes it is appropriate to take into account the most recent public filings to determine ownership.  Additionally, BlackRock’s Schedule 13G is not required to be updated until after the end of the current calendar year.  To the extent that subsequent public filings by BlackRock and its affiliated entities (or any other shareholder) reveal that Biglari is no longer the largest shareholder, Biglari intends to update its disclosure accordingly.  Furthermore, Cracker Barrel has corrected its disclosure in its revised preliminary proxy statement filed with the SEC on October 25, 2011 (subsequent to the issuance of the Staff’s comment letter to Biglari) to reflect Biglari as the Company’s largest shareholder.

Preliminary Proxy

General

3.	Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update information required by Item 5(b) of Schedule 14A.

The Proxy Statement has been updated to include all information as of the most reasonable practicable date.  All blanks and missing information have been filled in to the extent possible and all additional blank information will be filled in as soon as available and no later than the definitive Proxy Statement.

4.	Please revise the proxy statement and form of proxy card to specifically identify the name of the company nominee for whom proxies will not be voted. Refer generally to Release No. 34-31326.

The name of the Company nominee for whom proxies will not be voted will be filled in as soon as available and no later than the definitive Proxy Statement.

5.
Please set forth the basis for, or remove statements that characterize the participants as long-term shareholders. Based on the limited history of beneficial ownership by the participants outlined in Schedule III, it is not apparent why the participants are being characterized as long-term investors. If the characterization is meant to be prospective in nature, revise to clarify.

October 27, 2011

Biglari intends to be a long-term shareholder of the Company.  Consequently, Biglari has revised its disclosure to reflect its intent.  See pages 5, 6 and 8 of the Proxy Statement.

Background of the Solicitation, page 5

6.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Throughout the proxy statement, there is insufficient disclosure acknowledging that previous conversations between the participants and the company are assertions of opinion or belief. Please revise your disclosure. Also, please provide support for assertions of opinion. For example, please characterize as your opinion and provide us with support for the statements you make with respect to the following non-exclusive list of assertions:

•
“Cracker Barrel’s failure to report both operating segments has deprived shareholders of the ability to gain a better understanding of the performance of the entire Company and to estimate more accurately the company’s intrinsic value...”;

Biglari has revised its disclosure in response to this comment.  See page 7 of the Proxy Statement.  The inclusion of the Company’s restaurant and retail operations as separate reportable segments would meet the objectives set forth in FASB Accounting Standards Codification 280, Segment Reporting (“ASC 280”), to “help users of financial statements do all of the following:  (a) better understand the public entity’s performance; (b) better assess its prospects for future net cash flows; and (c) make more informed judgments about the public entity as a whole.”

•	“[t]op leadership had shaped a culture that lacks accountability, transparency...”;

Biglari has revised its disclosure in response to this comment.  See page 8 of the Proxy Statement.  The Company’s disclosure in its most recent Form 10-K clearly delineates two operations, restaurant and retail, stating, “The restaurants serve breakfast, lunch and dinner.  The retail area offers a variety of decorative and functional items specializing in rocking chairs, holiday gifts, toys, apparel and foods.” In addition, through its investor presentation (http://investor.crackerbarrel.com/results.cfm), Cracker Barrel disseminates facts about the two separate components: on restaurant operations and on retail operations.  Cracker Barrel’s 10-Ks and 10-Qs have consistently broken down revenue between restaurant and retail operations as well as discussed and separated purchasing and inventory management.  Furthermore, Cracker Barrel has designed a parallel management structure dividing restaurant management from retail management.  Although the Company itself identifies, measures and manages these businesses separately, the Company does not separately report their results, resulting in a lack of transparency to shareholders.

October 27, 2011

As Mr. Biglari states in his August 23, 2011 letter, “Failure to distinguish and divide segments privately and publicly could result in one side of the business subsidizing the other unbeknownst to management or to investors. Plainly, how can we shareholders judge the performance of, say, the restaurant business if you combine with it the operating expenses of the retail business that make up approximately 20% of the Company’s total revenue?”  The objectives set forth in ASC 280 discussed above are therefore not met.  Consequently, the lack of disclosure on the two business segments to investors results in the inability to assess management’s performance in each segment.

•
“Mr. Biglari concluded that the 10% poison pill is part of the Board’s entrenchment scheme which must end because it affords Board members immunity, not accountability and in doing so disenfranchises all shareholders...” (emphasis added);

Biglari has revised its disclosure in response to this comment.  See page 9 of the Proxy Statement.  Cracker Barrel’s shareholder rights plan limits the rights of all shareholders to acquire, own and vote the stock.

•
assertions regarding state law principles which serve to limit shareholders like the participants from acquiring a control stake in a Tennessee corporation, inclusive of any legal precedent upholding such state law statutory restrictions; and,

The Tennessee Business Combination Act is contained in Sections 48-103-201 through 48-103-209 of the Tennessee Business Corporation Act, and the Tennessee Control Share Acquisition Act is contained in Sections 48-103-301 through 48-103-312 of the Tennessee Business Corporation Act.  On a supplemental basis, Biglari is providing copies of these Acts, which are referred to on page 14 of the Proxy Statement.

•	assertions that the board has engaged in “faulty capital allocation”.

Biglari’s statement that the Board has engaged in faulty capital allocation is based on Cracker Barrel’s disclosure that it has spent over $600 million in capital expenditures over the past seven years, yet Cracker Barrel’s operating income has declined over the same period from $168.8 million for the fiscal year ended July 29, 2005 to $167.2 million for the fiscal year ended July 29, 2011.

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

October 27, 2011

7.
Refer to disclosure in which you state that Mr. Woodhouse “agreed” that the companies were not direct competitors.” Given the centrality of the issue of competition in the parties’ negotiations, it would appear that further context to your statement is required. For example, clarify whether Mr. Woodhouse “agreed”, subject to caveats or qualifications. If so, revise to disclose the caveats or the fact that he agreed subject to qualifications. Also, if it was the participants’ opinion that Mr. Woodhouse “agreed”, clarify this in your disclosure. Alternatively, remove the statement that Mr. Woodhouse “agreed” if there is no reasonable factual basis for such an interpretation.

Mr. Woodhouse’s statement that the companies were not direct competitors was not made subject to any caveats or qualifications.  The disclosure in the proxy statement accurately reflects Mr. Woodhouse’s actual statement to Mr. Biglari and not Biglari’s opinion.

8.
Refer to the last bullet point on page 5 in which you state Mr. Woodhouse had previously “agreed that Steak n Shake and Cracker Barrel were not competitors...” This appears to be an even broader statement than the statement in the prior bullet point in which you disclose that Mr. Woodhouse “agreed” that the companies were not “direct” competitors. Did Mr. Woodhouse state that the two companies were not competitors at all, (neither direct or indirect)? Please be consistent in recounting and characterizing the statements of the parties. Refer generally to Rule 14a-9.

Biglari has revised this disclosure to clarify that Mr. Woodhouse had agreed that the companies were not direct competitors.  See page 5 of the Proxy Statement.

9.	Please set forth the basis for Mr. Biglari’s denial that there were no legal issues.

Biglari has revised the Proxy Statement in response to this comment.  See page 6 of the Proxy Statement.

10.	Please clarify further why Mr. Biglari rejected the idea of outsourcing unaffiliated directors.

Biglari has revised the Proxy Statement in response to this comment.  See page 6 of the Proxy Statement.

11.
Set forth the views expressed by Mr. Biglari and Mr. Cooley on how best to improve the operating performance of the company and maximize value for shareholders. Disclose whether the views expressed at that meeting are the same plans the participants intend on advocating for if the nominee is elected to the board.

As disclosed in the Proxy Statement, Messrs. Biglari and Cooley expressed their “desire to join the Board to work to produce ideas on how best to improve the operating performance of the Company and maximize the value of its Shares.”  Messrs. Biglari and Cooley were expressing their desire to join the Board rather than outline a detailed plan at the meeting.

12.
Please avoid making any statements in the proxy statement or any other soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, we note Mr. Biglari’s “conclu[sion] that the 10% poison pill is part of the Board’s entrenchment scheme which must end because it affords Board members immunity, not accountability and in doing so disenfranchises all shareholders...” Refer to Rule 14a-9.

October 27, 2011

Biglari has revised the Proxy Statement in response to this comment.  See page 9 of the Proxy Statement.

13.
Please revise to specify Mr. Biglari’s suggestions to Ms. Cochran on August 26, 2011 regarding how Biglari Holdings would work constructively with the board to help turn around the business. If only general suggestions were made, revise to clarify this fact and disclose the general suggestions made.

Mr. Biglari commented during this meeting that it was his goal to work constructively with the Board and specifically discussed the importance of enhancing financial transparency, as disclosed in the Proxy Statement.

Reasons for 1 Board Seat out of 11

14.
Elaborate on the specific plans, if any, that the nominee intends to advocate for that would address each of the concerns in the bullet points and also further the general list of actions disclosed in the second paragraph on page 9. If there are no specific plans, state this fact as well.

Biglari has revised the Proxy Statement in response to this comment.  See page 10 of the Proxy Statement.

15.
Revise to disclose whether the participants considered the allegations and concerns of the company with respect to “legal” and/or antitrust issues. Please ensure that all assertions of opinion, inclusive of interpretative legal issues, are characterized as such and that you provide supplementally or set forth in the disclosure the basis for any such assertions.

Biglari has revised the Proxy Statement in response to this comment.  See page 10 of the Proxy Statement.  Biglari and the Company have discussed the Company’s concern about legal and antitrust issues.  Whether two corporations are competitors within the meaning of the antitrust laws is a question of law informed by factual analysis.  Biglari is of the firm view that Steak n Shake is not a competitor of Cracker Barrel within the meaning of the antitrust laws and that Mr. Biglari’s accession to the Cracker Barrel Board would not cause any antitrust injury.

16.
Please provide support supplementally for the assertion you make that the company’s operating performance has deteriorated. In this regard, revise your disclosure to state that operating performance is measurable by a variety of metrics (i.e., not solely customer traffic). Further, please clarify whether the participants chose only to consider declining customer traffic and if so, why the participants believe that declining customer traffic is the most relevant metric.

October 27, 2011

Biglari elected to cite multi-year customer traffic as a specific example because this metric is critical in assessing the performance of a restaurant company.  Decreasing unit-level customer traffic leads to deteriorating unit-level performance.  As stated by Mr. Woodhouse, Cracker Barrel’s Chairman, in an article in The Tennessean in 2005, “[I]n this industry when traffic goes negative, all of the bottom line leverage goes against you as opposed to for you.”  On a supplemental basis, Biglari is providing a copy of this article.

17.
Please provide support for the assertion that the company’s stock price performance is weak relative to other companies in the restaurant industry. Please ensure that the relevant metrics (time frame, peer group) are self evident or provided supplementally.

On a supplemental basis, see Exhibit A for the data supporting the assertion that the Company’s stock price performance is weak relative to other companies in the restaurant industry.

Proposal No. 1, page 10

18.
Please provide support for the statement that Mr. Biglari has a successful track record for allocating capital for both Biglari Holdings and Lion Fund. Further, please provide balance to the disclosure by acknowledging periods in which Mr. Biglari’s funds did not achieve measurable success.

Biglari Holdings’ wholly-owned subsidiary, Biglari Capital, is the general partner of the Lion Fund, which has achieved a return of 19.3% per annum since its inception in 2000.  On a supplemental basis, we note that Biglari Holdings and its affiliates judge their performance on the basis of the long-term.

Proposal No. 2, page 13

19.
Please provide support for the participants’ opinion that the type of poison pill enacted by Cracker Barrel, which includes an exception for a qualifying tender offer, “limits” or “reduces” the company’s stock price. Alternatively, please remove the reference.

Cracker Barrel’s shareholder rights plan effectively restricts a shareholder from acquiring 10% or more of the Company’s outstanding shares, other than through a qualifying cash tender offer.  Limiting the number of shares that shareholders can purchase limits demand, which therefore can negatively impact market price.  This restriction also removes optionality for investors.  Options have value; by removing options, shareholder value is reduced.  In addition, Cracker Barrel states in the risk factor section of its most recent Form 10-K, “If a change in control or change in management is delayed or prevented by these provisions [of the plan], the market price of our securities could decline.”

20.
You disclose that “[t]his action created a Board-imposed obstacle able to disenfranchise shareholders and insulate the Board from accountability...” The basis for the statement is not evident. Please provide support for the statement or remove the statement. Also, please ensure that statements of opinion are characterized as such.

October 27, 2011

Biglari has revised the Proxy Statement in response to this comment.  See page 14 of the Proxy Statement.  In addition, reference is made to our response to Comment 6.

Proposal No. 5, page 16

21.
You disclose that “[w]e are submitting the Agreement and Plan of Merger ... for approval by the shareholders at the Annual Meeting.” Please correct your disclosure to reflect that the proposal is being presented by the company.

Biglari has revised the Proxy Statement in response to this comment.  See page 17 of the Proxy Statement.

Solicitation of Proxies, page 21

22.
We note that you plan on soliciting proxies in person, by mail, advertisement, telephone, telecopier, the internet or email. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Biglari confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

23.
Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Biglari does not plan to solicit proxies via internet chat rooms.

Incorporation by Reference, page 24

24.
You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Biglari acknowledges the Staff’s comment regarding the use of Rule 14a-5(c).  It is Biglari’s understanding that to the extent its proxy statement refers to information contained in the Company’s proxy statement, Biglari can mail its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  Biglari intends to mail its proxy statement to shareholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

October 27, 2011

Schedule III

Security Ownership of Certain Beneficial Owners of the Company

25.
We note reference to the beneficial ownership reported on Schedule 13F in the footnotes to the table. As noted in the Instruction to Item 5 of Schedule 14A, beneficial ownership reporting for purposes of Item 5 of Schedule 14A is to be determined pursuant to Regulation 13D-G and Rule 13d-3 thereunder. Accordingly, reference and computation of beneficial ownership based on amounts reported on a Schedule 13F is not appropriate. Please revise and make other revisions called for as noted in prior comment 2.

Biglari has revised the Proxy Statement to include the beneficial ownership table contained in Cracker Barrel’s revised preliminary proxy statement filed with the SEC on October 25, 2011.  See Schedule III to the Proxy Statement.

Schedule 13D /A filed August 23, 2011

26.
Refer to the chronology of events included in the “Background” section of the proxy statement. Given the series of discussions and meetings including the participants’ meeting with the nominating committee in July 2011, it is not apparent why disclosure in the original 13D, inclusive of Item 4 disclosure regarding the filing persons’ plans or proposals, was not amended until August 23, 2011. Supplementally provide us with your analysis of why the filing persons did not amend the Schedule 13D promptly upon the occurrence of a material change to the disclosure set forth in the initial 13D. Refer to Rule 13d-2(a). We may have further comment.

Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended, requires that the persons required to file a Schedule 13D promptly file with the Commission an amendment disclosing any material change that occurs in the facts set forth in the Schedule 13D.

In the original Schedule 13D filed on June 13, 2011 by Biglari with respect to its investment in Cracker Barrel, Biglari disclosed its intention to “communicate with [Cracker Barrel]’s management and members of the Board regarding the business, governance and future plans of [Cracker Barrel].”  Mr. Biglari’s periodic conversations with certain officers and directors of Cracker Barrel prior to the filing of Biglari’s Schedule 13D/A on August 23, 2011 related to those matters, in accordance with Biglari’s disclosure in its initial Schedule 13D.  Mr. Biglari’s discussions relating to the composition of the Board were within the purview of the initial Schedule 13D Item 4 disclosure covering communications regarding governance matters and relied upon that disclosure.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

October 27, 2011

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

Enclosures

cc:           Sardar Biglari

Exhibit A

Relative Shareholder Returns
Total Shareholder Returns
	1-Year	5-Year
Cracker Barrel	(19.8%)	10.6%
S&P Restaurant Index	22.9%	103.4%
Note: All share prices used to calculate Total Shareholders Returns are as of September 30, 2011.
Source: Standard and Poor’s and Research Data Group, Inc.; Copyright© 2011 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

ACKNOWLEDGMENT

In connection with responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on October 17, 2011 with respect to the annual meeting of stockholders of Cracker Barrel Old Country Store, Inc., the undersigned acknowledge the following:

•	the undersigned are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  October 27, 2011

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

THE LION FUND, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
Sardar Biglari